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Filed pursuant to
General Instruction II.K of Form F-9,
File No. 333-137211

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 21, 2006)

US$750,000,000
 Husky Energy Inc.
 US$300,000,000 6.200% Notes due 2017
US$450,000,000 6.800% Notes due 2037

        The 2017 Notes and the 2037 Notes, collectively referred to in this prospectus supplement as "the notes", will bear interest at the rate of 6.200% per year and 6.800% per year, respectively. Interest on the Notes is payable on March 15 and September 15 of each year, beginning on March 15, 2008. The 2017 Notes and the 2037 Notes will mature on September 15, 2017 and September 15, 2037, respectively. We may redeem some or all of the notes at any time. The redemption prices are discussed under the caption "Description of the Notes—Optional Redemption." We may also redeem all of the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

        Investing in the notes involves risks. See "Risk Factors" beginning on page 22 of the accompanying prospectus.

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to the financial statements of United States companies. Information regarding the impact upon our financial statements of the significant differences between Canadian and United States generally accepted accounting principles is contained in the notes to the consolidated financial statements incorporated by reference in the accompanying prospectus.

        Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus supplement.

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, all of our officers and directors and some of the experts named in this prospectus supplement and the accompanying prospectus are not residents of the United States, and most of our assets are located in Canada.

	Public Offering Price		Underwriting Commission		Proceeds to Husky Energy Inc.
Per 2017 Note		99.859%		0.650%		99.209%
Total	US$	299,577,000	US$	1,950,000	US$	297,627,000
Per 2037 Note		99.846%		0.875%		98.971%
Total	US$	449,307,000	US$	3,937,500	US$	445,369,500

        Interest on the notes will accrue from September 11, 2007 to the date of delivery.

        The underwriters expect to deliver the notes in book-entry form through The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking S.A. to purchasers on or about September 11, 2007.

Joint Book-Running Managers

Citi	HSBC	RBC Capital Markets

Co-Managers

CIBC World Markets
TD Securities
BMO Capital Markets
BNP Paribas
Lazard Capital Markets
Scotia Capital
Deutsche Bank Securities

September 6, 2007

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying base shelf prospectus and the documents incorporated by reference into the prospectus and this prospectus supplement. The second part is the accompanying base shelf prospectus, dated September 21, 2006, which gives more general information, some of which may not apply to the notes we are offering. The accompanying base shelf prospectus is referred to as the "prospectus" in this prospectus supplement.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the prospectus, as well as information in any document incorporated by reference into the prospectus and this prospectus supplement that we previously filed with the U.S. Securities and Exchange Commission and with the Alberta Securities Commission, is accurate only as of its respective date.

        In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the prospectus. In this prospectus supplement, the prospectus and any document incorporated by reference into the prospectus and this prospectus supplement, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and references to "US$" are to United States dollars, and all financial information is determined using Canadian generally accepted accounting principles which are in effect from time to time, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 19 of our consolidated financial statements for the year ended December 31, 2006, incorporated by reference into the prospectus. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement, the prospectus and any document incorporated by reference into the prospectus and this prospectus supplement to "Husky", "we", "us" and "our" mean Husky Energy Inc. and its subsidiaries, partnership or trust interests and joint venture investments.

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Where You Can Find More Information" in the prospectus and "Documents Incorporated by Reference" in this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been filed with the securities commission or similar authority in each of the provinces of Canada are also specifically incorporated by reference in and form an integral part of the prospectus and this prospectus supplement:

  •
  our Annual Information Form dated March 13, 2007 (including Management's Discussion and Analysis for the year ended December 31, 2006, incorporated therein by reference);

  •
  our audited comparative consolidated financial statements for the year ended December 31, 2006, including the auditor's report thereon;

  •
  our unaudited comparative interim consolidated financial statements for the six month period ended June 30, 2007 and the accompanying Management's Discussion and Analysis; and

  •
  our Management Information Circular dated March 13, 2007 relating to the annual meeting of our shareholders held on April 19, 2007.

        Any statement contained in the prospectus, in this prospectus supplement or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, into the prospectus for the purpose of the offering of the notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address and telephone number:

        Husky Energy Inc. 707 - 8th Avenue S.W. Calgary, Alberta T2P 3G7 P.O. Box 6525, Station D (403) 298-6111 Attention: Vice President, Legal & Corporate Secretary.

EXCHANGE RATE DATA

        The following table sets out certain exchange rates based on the noon-day exchange rates for United States dollars per Canadian dollar, as reported by the Bank of Canada. On September 6, 2007, the noon-day exchange rate was US$0.9494 equals $1.00.

	Six Months Ended June 30,				Years Ended December 31,
	2007		2006		2006		2005		2004
High	US$	0.9452	US$	0.9099	US$	0.9099	US$	0.8690	US$	0.8493
Low		0.8437		0.8528		0.8528		0.7872		0.7159
Average		0.8812		0.8786		0.8818		0.8253		0.7683
Period End		0.9404		0.8969		0.8581		0.8577		0.8308

FORWARD-LOOKING STATEMENTS AND INFORMATION

        Certain statements in this prospectus supplement are forward-looking statements or information (collectively "forward-looking statements") within the meaning of the applicable Canadian securities legislation, the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. We are hereby providing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements made in this prospectus supplement. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intend," "plan," "projection," "could," "vision," "goals," "objective" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

        Because actual results or outcomes could differ materially from those expressed in any of our forward-looking statements made by or on behalf of Husky, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence actual results include, but are not limited to:

  •
  fluctuations in commodity prices;

  •
  the accuracy of our oil and gas reserve estimates and estimated production levels as they are affected by our success at exploration and development drilling and related activities and estimated decline rates;

  •
  the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  •
  changes in general economic, market and business conditions;

  •
  fluctuations in supply and demand for our products;

  •
  fluctuations in the cost of borrowing;

  •
  our use of derivative financial instruments to hedge exposure to changes in commodity prices and fluctuations in interest rates and foreign currency exchange rates;

  •
  political and economic developments, expropriations, royalty and tax increases, retroactive tax claims and changes to import and export regulations and other foreign laws and policies in the countries in which we operate;

  •
  our ability to receive timely regulatory approvals;

  •
  the integrity and reliability of our capital assets;

  •
  the cumulative impact of other resource development projects;

  •
  the maintenance of satisfactory relationships with unions, employee associations and joint venturers;

  •
  competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternate sources of energy;

  •
  actions by governmental authorities, including changes in environmental and other regulations that may impose restriction in areas where we operate;

  •
  the ability and willingness of parties with whom we have material relationships to fulfill their obligations; and

  •
  the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us and that may or may not be financially recoverable.

        Certain factors are described in more detail under "Special Note Regarding Forward-Looking Statements" in our Annual Information Form dated March 13, 2007 for the year ended December 31, 2006, which is filed with the securities commissions or similar authorities in the provinces of Canada and incorporated by reference in the prospectus. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" included and incorporated by reference in the prospectus. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY OF THE OFFERING

        You should read the following summary together with the more detailed information about us, the notes we are selling in this offering and the additional documents incorporated by reference in the prospectus.

Issuer	Husky Energy Inc.
Notes Offered	US$300,000,000 aggregate principal amount of 6.200% notes due 2017. US$450,000,000 aggregate principal amount of 6.800% notes due 2037.
Maturity Date	September 15, 2017 and September 15, 2037, respectively.
Interest Payment Dates	March 15 and September 15 of each year commencing March 15, 2008.
Ranking	The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.
Sinking Fund	None.
Redemption
We may redeem some or all of the notes at any time at the redemption prices described in this prospectus supplement. See "Description of the Notes—Optional Redemption" in this prospectus supplement. We may also redeem all of the notes at the redemption prices described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities—Tax Redemption" in the prospectus.
Form and Denominations
The notes will be represented by one or more fully registered global securities registered in the name of a nominee of The Depository Trust Company. Beneficial interests in any global security will be in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, notes in definitive form will not be issued.
Credit Ratings
The notes have received a rating of "BBB+", outlook stable, by Standard & Poor's Ratings Group and a rating of "Baa2", outlook stable, by Moody's Investors Service, Inc. See "Credit Ratings" in this prospectus supplement.
Additional Amounts
We will make payments on the notes without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or the interpretation or administration thereof in which case, subject to certain exceptions, we will pay such additional amounts as may be necessary so that the net amount received by holders of the notes after such withholding or deduction will not be less than the amount that such holders would have received in the absence of such withholding or deduction. See "Description of Debt Securities—Additional Amounts" in the prospectus.
Use of Proceeds
The net proceeds of this offering will be used to repay a portion of the bridge financing used to complete the acquisition of the Lima refinery. See "Recent Developments" and "Use of Proceeds" in this prospectus supplement.
Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.

HUSKY ENERGY INC.

General

        We are a Canadian based integrated energy and energy related company headquartered in Calgary, Alberta, Canada. Our registered and principal office is located at 707 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1H5. Our common shares are listed for trading on the Toronto Stock Exchange under the trading symbol "HSE".

        Our business is conducted predominately through three major business segments—upstream, midstream and refined products.

        Upstream includes exploration for, development and production of crude oil, natural gas and natural gas liquids. Our upstream operations are located primarily in Western Canada, offshore Eastern Canada, offshore China and offshore Indonesia.

        Midstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (upgrading); marketing of our and other producers' crude oil, natural gas, natural gas liquids, sulphur and petroleum coke; and pipeline transportation and processing of heavy crude oil, storage of crude oil, diluent and natural gas and cogeneration of electrical and thermal energy (infrastructure and marketing).

        Refined products include refining of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products.

Intercompany Arrangements

        Upon closing of this offering, we will advance the proceeds of this offering to our subsidiary, Husky Oil Operations Limited ("HOOL"), and HOOL will issue us one or more notes (the "HOOL notes") in the aggregate amount of such proceeds. The principal amount of the HOOL notes, plus accrued and unpaid interest equal to accrued and unpaid interest on the notes, will become due and payable upon any event of default with respect to the notes, and will be fully and unconditionally guaranteed by Husky Oil Limited Partnership ("HOLP"). The HOOL notes and the HOLP guarantee will be pledged in favour of the Trustee for the benefit of the holders of the notes. A breach under the collateral documents relating to this pledge will be an event of default under the Indenture. As a result, for so long as this intercompany arrangement and pledge are in place, the Trustee on behalf of the holders of notes will have a claim against HOOL and HOLP in an amount equal to the amount due under the notes and, therefore, the notes will in effect rank pari passu with any unsecured and unsubordinated debt issued or guaranteed by HOOL or HOLP. See "Description of the Notes—Pledge Termination" in this prospectus supplement.

        The following tables set forth certain summary financial information for us, HOOL and HOLP and our other subsidiaries for the year ended December 31, 2006 and for the six month period ended June 30, 2007.

	Year ended December 31, 2006
	Husky	HOOL and HOLP	All Other Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
	(millions of dollars)
Sales or revenues	$149	$7,020	$18,774	$(13,279)	$12,664
Income from continuing operations	2,726	5,310	2,234	(7,544)	2,726
Net earnings	2,726	5,310	2,234	(7,544)	2,726
Current assets	796	3,754	4,042	(6,413)	2,179
Non-current assets	10,908	27,158	22,341	(44,653)	15,754
Current liabilities	569	6,328	2,033	(6,256)	2,674
Non-current liabilities	1,515	7,871	1,280	(5,027)	5,639

	Six Months ended June 30, 2007
	Husky	HOOL and HOLP	All Other Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
	(millions of dollars)
Sales or revenues	$53	$3,441	$8,798	$(5,885)	$6,407
Income from continuing operations	1,371	3,548	1,136	(4,684)	1,371
Net earnings	1,371	3,548	1,136	(4,684)	1,371
Current assets	729	2,610	7,556	(8,923)	1,972
Non-current assets	12,095	29,077	23,033	(48,208)	15,997
Current liabilities	418	4,759	5,202	(8,779)	1,600
Non-current liabilities	1,402	8,280	1,357	(5,029)	6,010

RECENT DEVELOPMENTS

        On July 3, 2007 our indirect wholly owned subsidiary, Husky Refining Company, closed the acquisition of all the outstanding shares of Lima Refining Company from The Premcor Refining Group Inc. for a purchase price of US$1.9 billion plus net working capital. An additional US$540 million was paid for feedstock and product inventory. The effective date of the acquisition was July 1, 2007. Lima Refining Company owns and operates a refinery in Lima, Ohio (the "Lima refinery"). The refinery produces gasoline and diesel fuels that meet U.S. clean fuel standards. The refinery processes primarily light sweet crude oil and also has some capability of processing heavy crude oil. We plan to review options for reconfiguring and expanding the refinery to process heavy crude oil and bitumen.

        We financed the acquisition of the Lima refinery with short-term bridge financing (the "bridge facility") from several banks in the aggregate principal amount of US$1.5 billion. The remaining funds required for the acquisition were drawn under existing credit facilities. We will apply the net proceeds from the sale of the notes to repay a portion of the bridge facility. See "Use of Proceeds" and "Husky Energy Inc.—Intercompany Arrangements" in this prospectus supplement.

SELECTED FINANCIAL INFORMATION

        The following table sets forth our selected consolidated financial information for the years ended December 31, 2006, 2005 and 2004 derived from our audited consolidated financial statements which have been audited by KPMG LLP and our unaudited consolidated financial statements for the six months ended June 30, 2007 and 2006. Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 19 of our consolidated financial statements for the year ended December 31, 2006, incorporated by reference into the prospectus. You should read this selected consolidated financial information in conjunction with our audited consolidated financial statements and the related notes, our unaudited consolidated interim financial statements, and other information included in the documents incorporated by reference in the prospectus.

	Six Months Ended June 30		Years Ended December 31
	2007	2006	2006	2005	2004
	(unaudited)
	(millions of dollars)
Income statement items
Sales and operating revenues, net of royalties	$6,407	$6,144	$12,664	$10,245	$8,440
Net earnings	1,371	1,502	2,726	2,003	1,006
Cash flow statement items
Cash flow—operating activities	$1,808	$2,430	$5,009	$3,650	$2,304
Capital expenditures	1,399	1,554	3,201	3,099	2,379
Balance sheet items (at period end)
Total assets	$17,969	$16,328	$17,933	$15,716	$13,233
Total debt	1,423	1,722	1,611	1,886	2,204
Shareholders' equity	10,359	8,814	9,620	7,520	6,200

USE OF PROCEEDS

        The net proceeds to us from this offering will be approximately US$742 million, after deducting the underwriting discount and estimated expenses payable by us of approximately US$950,000. The net proceeds received by us from the sale of the notes will be applied to repay a portion of the bridge facility used to complete the acquisition of the Lima refinery. See "Recent Developments" in this prospectus supplement.

CONSOLIDATED CAPITALIZATION

        The following table summarizes our consolidated capitalization at June 30, 2007, as adjusted to give effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds as described under "Use of Proceeds". You should read the selected unaudited financial information included elsewhere in this prospectus supplement. For the purposes of the "As Adjusted" column all U.S. dollar amounts have been converted to Canadian dollars using the noon-day exchange rates for United States dollars per Canadian dollar, as reported by the Bank of Canada on June 29, 2007 of US$0.9404 equals $1.00.

	As at June 30, 2007
	Actual	As Adjusted
	(unaudited) (millions of dollars)
Short-term debt	$—	$—

Long-term debt, including portions due within one year:
Senior notes and debentures	957	957
Medium term notes	201	201
8.90% Capital securities	239	239
Debt issue costs	(13)	(13)
Unwound interest rate swaps	39	39
Notes offered hereby	—	798

Total long-term debt(1)	1,423	2,221

Shareholders' equity:
Common shares	3,547	3,547
Retained earnings	6,826	6,826
Accumulated other comprehensive income	(14)	(14)

Total shareholders' equity	10,359	10,359

Total capitalization	$11,782	$12,580

(1)
Subsequent to June 30, 2007 we incurred an aggregate principal amount of US$1.5 billion under the bridge facility to complete the acquisition of the Lima refinery. The remaining funds for the acquisition were drawn under our existing credit facilities. Net proceeds of the sale of the notes offered hereby will be applied to repay a portion of the bridge facility. See "Use of Proceeds" in this prospectus supplement.

PRO FORMA INTEREST COVERAGE

        The following pro forma interest coverage ratios, which have been prepared in accordance with Canadian securities law requirements, are included in this prospectus supplement in accordance with Canadian disclosure requirements.

        The following pro forma consolidated financial ratios are calculated for the twelve month periods ended December 31, 2006 and June 30, 2007 based on audited, in the case of December 31, 2006, and unaudited, in the case of June 30, 2007, financial information. The following pro forma financial ratios give effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds to repay a portion of the bridge financing used to complete the acquisition of the Lima refinery as discussed under "Use of Proceeds". The pro forma interest coverage ratios set forth below do not purport to be indicative of the actual interest coverage ratios that would have occurred on the foregoing dates. The interest coverage ratios set forth below are not indicative of interest coverage ratios for any future periods. The ratios have been calculated based on Canadian GAAP.

	Pro Forma December 31, 2006	Pro Forma June 30, 2007
Interest coverage ratios on long-term debt(1):
Earnings	19.4 times	22.1 times
Cash flow	31.1 times	28.4 times

(1)
Interest coverage on total debt on an earnings basis is 18.9 times for December 31, 2006 and 21.5 times for June 30, 2007 and is equal to earnings before interest expense on total debt and income taxes divided by interest expense on total debt and capitalized interest. Interest coverage on total debt on a cash flow basis is 30.3 times for December 31, 2006 and 27.6 times for June 30, 2007 and is equal to cash flow from operating activities before interest expense on total debt and current income taxes divided by interest expense on total debt and capitalized interest.

        Interest coverage on long-term debt on an earnings basis is equal to earnings before interest expense on long-term debt and income taxes divided by interest expense on long-term debt and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operating activities before interest expense on long term debt and current income taxes divided by interest expense on long term debt and capitalized interest. For purposes of calculating the pro forma interest coverage ratios set forth in this prospectus supplement, long-term debt includes the current portion of long-term debt.

CREDIT RATINGS

        The notes have received ratings of "Baa2", outlook stable, by Moody's Investors Service, Inc. ("Moody's") and "BBB+", outlook stable, by Standard & Poor's Ratings Group ("S&P"). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

        Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa are considered as medium-grade obligations; they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain proactive elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding involvement characteristics and in fact have speculative characteristics as well. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet the financial commitments on the notes. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

DESCRIPTION OF THE NOTES

        The following description of the terms of the notes (referred to in the prospectus as the "debt securities") supplements, and to the extent inconsistent therewith replaces, the description set forth under "Description of Debt Securities" in the prospectus and should be read in conjunction with such description. Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed to them in the prospectus. In this section only, "we", "us", "our", or "Husky" refers only to Husky Energy Inc. and not any of its subsidiaries, partnership or trust interests or joint venture investments.

General

        The 2017 Notes will initially be issued in an aggregate principal amount of US$300,000,000 and will mature on September 15, 2017. The 2017 Notes will bear interest at the rate of 6.200% per year from September 11, 2007, or from the most recent date to which interest has been paid or provided for, payable semi-annually on March 15 and September 15 of each year, commencing March 15, 2008, to the persons in whose names the 2017 Notes are registered at the close of business on the preceding March 1 or September 1, respectively.

        The 2037 Notes will initially be issued in an aggregate principal amount of US$450,000,000 and will mature on September 15, 2037. The 2037 Notes will bear interest at the rate of 6.800% per year from September 11, 2007, or from the most recent date to which interest has been paid or provided for, payable semi-annually on March 15 and September 15 of each year, commencing March 15, 2008, to the persons in whose names the 2037 Notes are registered at the close of business on the preceding March 1 or September 1, respectively.

        The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. Upon closing of this offering, we will advance the proceeds of this offering to our subsidiary, Husky Oil Operations Limited ("HOOL"), and HOOL will issue us one or more notes (the "HOOL notes") in the aggregate amount of such proceeds. The principal amount of the HOOL notes, plus accrued and unpaid interest equal to accrued and unpaid interest on the notes, will become due and payable upon any event of default with respect to the notes, and will be fully and unconditionally guaranteed by Husky Oil Limited Partnership ("HOLP"). The HOOL notes and the HOLP guarantee will be pledged in favour of the Trustee for the benefit of the holders of the notes. A breach under the collateral documents relating to this pledge will be an event of default under the Indenture. As a result, for so long as this intercompany arrangement and pledge are in place, the Trustee on behalf of the holders of notes will have a claim against HOOL and HOLP in an amount equal to the amount due under the notes and, therefore, the notes will in effect rank pari passu with any unsecured and unsubordinated debt issued or guaranteed by HOOL or HOLP. See "Husky Energy Inc.—Intercompany Arrangements".

        The provisions of the Indenture relating to the payment of Additional Amounts in respect of withholding taxes in certain circumstances (described under the caption "Description of Debt Securities—Additional Amounts" in the accompanying prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities—Tax Redemption" in the prospectus) will apply to the notes.

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional 2017 Notes or 2037 Notes under the Indenture, equal in rank to the notes, in all respects (except for the payment of interest accruing prior to the issue date of the new 2017 Notes and 2037 Notes, and except for the first payments of interest following the issue date of the new 2017 Notes and 2037 Notes) so that the new 2017 Notes or 2037 Notes may be consolidated and form a single series with the 2017 Notes or 2037 Notes, and have the same terms as to status, redemption and otherwise as the notes, respectively.

        The notes will not be entitled to the benefit of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of notes pursuant to this prospectus supplement.

Pledge Termination

        Under the circumstances set forth below, we may terminate the pledge of the HOOL notes and the HOLP guarantee.

        We shall notify S&P and Moody's and the Trustee of our intention to exercise our option to terminate the pledge of the HOOL notes and the HOLP guarantee at least 45 days prior to the proposed date of such termination (the "Release Date"). In order to effect the termination of the pledge of the HOOL notes and the HOLP guarantee, on the proposed Release Date we will deliver to the Trustee an officer's certificate stating that we have satisfied each of the conditions specified below and that we have not been notified by either of S&P or Moody's that the rating assigned to the notes will be downgraded, or receive a negative change in outlook, as a result of the termination of the pledge of the HOOL notes and the HOLP guarantee, or notice thereof.

        After delivery of such officer's certificate, we may, at our option and without the consent of the holders of the notes, permanently terminate the pledge of the HOOL notes and the HOLP guarantee, provided that at the time of such termination:

  •
  neither HOOL nor HOLP shall be the primary obligor or guarantor with respect to any Indebtedness, other than Indebtedness which in the aggregate does not exceed an amount equal to 10% of Consolidated Net Tangible Assets;

  •
  the rating assigned to the notes by each of S&P and Moody's is equal to or higher than, BBB (or equivalent) by S&P or Baa3 (or equivalent) by Moody's; and

  •
  no event which is, or after notice or passage of time or both would be, an event of default or an event of default has occurred and is continuing under the Indenture.

Governing Law

        The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York. In addition, the pledge agreement, the HOOL notes and the HOLP guarantee will be governed by, and construed in accordance with the laws of Alberta, Canada, in each case, without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Optional Redemption

        The notes will be redeemable in whole or in part at any time, at our option, at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed, and

  •
  as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 30 basis points, in the case of the 2017 Notes, and plus 35 basis points, in the case of the 2037 Notes, in each case, plus accrued interest thereon to the date of redemption.

        Notice of any redemption will be delivered by first-class mail at least 30 days, but not more than 60 days, before the redemption date to each holder of the notes to be redeemed.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

        "Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by us.

        "Reference Treasury Dealer" means (A) each of Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and RBC Capital Markets Corporation or their affiliates which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

Book-Entry System

        The Depository Trust Company (hereinafter referred to as the "Depositary") will act as securities depository for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. (the Depositary's nominee) or such other name as may be requested by an authorized representative of the Depositary. One or more fully registered global notes (hereinafter referred to as the "global notes") will be issued for each of the notes, in the aggregate principal amount of the issue, and will be deposited with the Depositary. The provisions set forth under "Description of Debt Securities—Debt Securities in Global Form" in the prospectus will be applicable to the notes. Account holders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in the Depositary.

        The following is based on information furnished by the Depositary:

        The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. The Depositary holds securities that its participants

("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry charges in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants ("Direct Participants") include:

  •
  securities brokers and dealers;

  •
  banks;

  •
  trust companies;

  •
  depositories for Euroclear and Clearstream;

  •
  clearing corporations; and

  •
  certain other organizations.

        The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, in the case of "indirect participants" ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the SEC.

        Purchases of notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the notes on the Depositary's records. The ownership interest of each actual purchaser of notes represented by the global notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchases but Beneficial Owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners entered into the transaction. Transfers of ownership interest in the global notes representing the notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of the global notes representing notes will not receive notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in this prospectus supplement.

        To facilitate subsequent transfers, the global notes representing notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of the global notes with the Depositary and its registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the global notes representing the notes. The Depositary's records reflect only the identity of the Direct Participants to whose accounts the notes are credited, which may or may not be the Beneficial Owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. (nor any other Depositary nominee) will consent or vote with respect to the global notes representing the notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Principal, premium, if any, and interest payments on the global notes representing the notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on that date. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with notes held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the Direct or Indirect Participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to the Depositary is the responsibility of us or the Trustee, disbursement of these payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of these payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither we nor the Trustee will have any responsibility or liability for disbursements of payments in respect of ownership interest in the notes by the Depositary or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depositary or the Direct or Indirect Participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

        The Depositary may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us and the Trustee. Under these circumstances, and in the event that a successor depository is not appointed, notes in certificated form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depository). In that event, notes in definitive form will be printed and delivered.

        The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary.

  Euroclear

        The Euroclear System ("Euroclear") was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Japanese yen. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with the Depositary.

        Euroclear is operated by the Euroclear Bank S.A./N.V. (the "Euroclear Operator"), under contract with Euroclear Clearance System plc ("Euroclear Clearance System"), a U.K. corporation. The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not Euroclear Clearance System. Euroclear Clearance System establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in the Depositary.

        The Euroclear Operator is a Belgian bank. The Belgian Banking Commission and the National Bank of Belgium regulate and examine the Euroclear Operator.

        The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

  •
  transfers of securities and cash within Euroclear;

  •
  withdrawal of securities and cash from Euroclear; and

  •
  receipts of payments with respect to securities in Euroclear.

        All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

        Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with Euroclear's terms and conditions, to the extent received by the Euroclear Operator and by Euroclear.

        The information in this section concerning Euroclear has been obtained from sources that we believe to be reliable, but is subject to any changes that may be instituted unilaterally by Euroclear.

  Clearstream

        Clearstream Banking S.A. ("Clearstream") was incorporated as a limited liability company under Luxembourg law. Clearstream is owned by Cedel International, société anonyme, and Deutsche Börse AG. The shareholders of these two entities are banks, securities dealers and financial institutions. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thus eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, securities lending and borrowing and collateral management. Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic bridge with the Euroclear Operator to facilitate settlement of trades between Clearstream and Euroclear.

        As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream participants are limited to securities brokers and dealers and banks, and may include the underwriters for the notes. Other institutions that maintain a custodial relationship with a Clearstream participant may obtain indirect access to Clearstream. Clearstream is an indirect participant in the Depositary.

        Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by Clearstream.

        The information in this section concerning Clearstream has been obtained from sources that we believe to be reliable, but is subject to any changes that may be instituted unilaterally by Clearstream.

CERTAIN INCOME TAX CONSEQUENCES

        The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances, including any consequences of an investment in the notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

        The following summary addresses the material Canadian federal income tax considerations of purchasing, owning and disposing of the notes to an initial purchaser of notes under this offering (a "Holder") who, for the purposes of the Income Tax Act (Canada) (the "ITA") and at all relevant times, deals at arm's length with Husky Energy Inc., is not resident or deemed to be resident in Canada, holds the notes as capital property, does not use or hold, and is not deemed or considered to use or hold, the notes in connection with a business carried on in Canada. Special rules which are not discussed in this summary may apply to a Holder that is an insurer that carries on an insurance business in Canada and elsewhere. For the purposes of the ITA, related persons (as defined therein) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length.

        This summary is based on the current provisions of the ITA and the regulations thereunder, all specific proposals to amend the ITA and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) before the date of this prospectus supplement, and an understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"). This summary does not otherwise take into account or anticipate changes in the law or in the assessment and administrative practices of the CRA, whether by judicial, governmental or legislative decision or action nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular Holder of notes.

        The payment of interest, premium, if any, and principal in respect of the notes by Husky Energy Inc. to a Holder will not be subject to non-resident withholding tax under the ITA. No other tax on income (including capital gains) will be payable by a Holder under the ITA in respect of the holding, repayment, redemption or disposition of the notes, or the receipt of interest, premium, if any, or principal thereon.

Certain U.S. Federal Income Tax Considerations

        The following summary describes certain material U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by U.S. Holders (as defined below) who purchase notes in this offering at the issue price set forth on the cover of this prospectus supplement within the meaning of Section 1273 of the Internal Revenue Code of 1986, as amended (the "Code") and who hold the notes as capital assets for U.S. federal income tax purposes within the meaning of Section 1221 of the Code. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose "functional currency" is not the U.S. dollar, regulated investment companies, real estate investment trusts, U.S. expatriates, and persons subject to the alternative minimum tax. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the notes and does not address any aspect of gift, estate or inheritance or state, local or foreign tax law. Furthermore, the discussion below is based upon the provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions under the Code all as in effect as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences that may be materially different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service ("IRS") with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

        Persons considering the purchase, ownership or disposition of notes are urged to consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.

        As used in this section, the term "U.S. Holder" means a beneficial owner of a note that is (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if (A) a court within the United States is able to exercise primary jurisdiction over the administration of such trust and one or more United States persons has the authority to control all substantial decisions of the trust, or (B) the trust has validly made an election to be treated as a United States person under applicable United States Treasury regulations.

        If a partnership is a beneficial owner of notes, the U.S. federal income tax treatment of a partner of the partnership generally will depend on the status of the partner and the activities of the partnership. Partners or partnerships that hold notes should consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of notes.

  Payments of Interest on the Notes

        Interest on a note (including any amount withheld as withholding tax) will generally be includible by a U.S. Holder as ordinary interest income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition to interest on the notes, if any additional amounts are paid on account of Canadian withholding taxes, a U.S. Holder would be required to include such additional amounts in income. If any taxes are required to be withheld, a U.S. Holder may be required to include more interest in gross income than the amount of cash actually received.

  Foreign Tax Credits

        Interest income earned with respect to a note will constitute foreign source income for U.S. federal income tax purposes, which may be relevant to U.S. Holders in calculating their foreign tax credit limitations. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For U.S. foreign tax credit purposes, interest income on a note generally will be considered "passive category income" or, in the hands of certain holders (or if the applicable rate of Canadian withholding tax is 5% or more), "general category" income. The rules governing the U.S. foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

  Original Issue Discount

        A note with a term that exceeds one year will constitute a discount note issued with original issue discount ("OID") if the principal amount of the note exceeds its issue price by more than the de minimis amount of 1/4 of 1 percent of the principal amount multiplied by the number of complete years from the issue date of the note to its maturity. It is not expected that the notes will be issued with original issue discount ("OID"). If, however, the stated redemption price of a note exceeds its issue price by more than a de minimis amount, each U.S. Holder will be required to treat such excess amount as OID, which is treated for U.S. federal income tax purposes as accruing over the notes' term as interest income to such U.S. Holder. The U.S. Holder's adjusted tax basis in a note would be increased by the amount of any OID included in such U.S. Holder's gross income. In compliance with United States Treasury regulations, if we determine that the notes are issued with OID, we will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of OID in each accrual period.

  Sale, Exchange or Retirement of the Notes

        Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the sum of cash plus the fair market value of any property received (reduced by any amounts attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary interest income) and the U.S. Holder's adjusted tax basis in the note.

        Any capital gain or loss will constitute long-term capital gain or loss if at the time of the sale, exchange, retirement or other taxable disposition of the note, the note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net long-term capital gains of certain non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will generally be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

  Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to certain payments to U.S. Holders of principal of, and interest on, a note, and the receipt by a U.S. Holder of the proceeds of disposition of a note before maturity, unless a U.S. Holder is an exempt recipient (such as a corporation). In general, backup withholding, at the then applicable rate, will be applicable to a U.S. Holder that is not an exempt recipient if such U.S. Holder:

  •
  fails to furnish its correct taxpayer identification number (which, for an individual, would generally be his or her Social Security Number);

  •
  fails to properly report interest income in full;

  •
  fails to certify that he or she is exempt from withholding; or

  •
  otherwise fails to comply with applicable requirements of the backup withholding rules.

        Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is furnished to the IRS. A U.S. Holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. U.S. Holders of notes should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

        The discussion of U.S. federal income tax consequences set forth above is for general information only. Prospective purchasers are urged to consult their tax advisors as to the particular tax consequences to them of the purchase, ownership and disposition of the notes, including the tax consequences under U.S federal, state and local, and any applicable foreign tax laws, as well as the possible effects of the changes in U.S. federal or other tax laws.

UNDERWRITING

        Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and RBC Capital Markets Corporation are acting as joint book-running managers of the offering.

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite such underwriter's name.

Underwriter	Principal Amount of 2017 Notes		Principal Amount of 2037 Notes
Citigroup Global Markets Inc.	US$	67,500,000	US$	101,250,000
HSBC Securities (USA) Inc.		57,000,000		85,500,000
RBC Capital Markets Corporation		57,000,000		85,500,000
CIBC World Markets Corp		30,000,000		45,000,000
TD Securities (USA) LLC		18,000,000		27,000,000
BMO Capital Markets Corp.		18,000,000		27,000,000
BNP Paribas Securities Corp.		18,000,000		27,000,000
Lazard Capital Markets LLC		18,000,000		27,000,000
Scotia Capital (USA) Inc.		12,000,000		18,000,000
Deutsche Bank Securities Inc.		4,500,000		6,750,000

Total	US$	300,000,000	US$	450,000,000

        Lazard Capital Markets LLC has entered into an agreement with Mitsubishi UFJ Securities (USA) Inc. ("MUS (USA)") pursuant to which MUS (USA) provides certain advisory and/or other services to Lazard Capital Markets LLC, including in respect of this offering. In return for the provision of such services by MUS (USA) to Lazard Capital Markets LLC, Lazard Capital Markets LLC will pay MUS (USA) a mutually agreed-upon fee.

        The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other customary conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

        The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement (the "public offering price") and some of the notes to dealers at the public offering price less a concession not to exceed 0.4% and 0.5% of the principal amount of the 2017 Notes and 2037 Notes, respectively. The underwriters may allow, and other such dealers may reallow a concession not to exceed 0.25% and 0.25% of the principal amount of the 2017 Notes and 2037 Notes, respectively. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

  (d)
  in any other circumstances which do not require the publication by Husky of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Husky; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Husky Energy Inc.
Per 2017 Note	0.650%
Per 2037 Note	0.875%

        In connection with this offering, Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and RBC Capital Markets Corporation, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the notes in excess of the principal amount of the notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions may involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc., HSBC Securities (USA) Inc. or RBC Capital Markets Corporation, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time. There is no obligation of the underwriters to engage in such activities.

        The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

        We estimate that our total expenses for this offering will be US$950,000. The underwriters have agreed to reimburse us for certain expenses related to this offering.

        Some of the underwriters have performed corporate banking, investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Certain of the underwriters are affiliated with entities that are agents for and members of syndicates of lenders which made available revolving and term facilities to us.

        All of the underwriters are affiliates of banks that are currently lenders to us (the "Lenders") and as a result under applicable Canadian securities legislation we may be considered to be a connected issuer to each of the underwriters. We were indebted to the Lenders for approximately $1,736 million as of August 31, 2007, under various credit facilities, representing approximately 55% of our total indebtedness as of that date. The net proceeds of the offering will be used to repay outstanding bank indebtedness used by us in connection with the acquisition of the Lima refinery owed to the Lenders. We are in compliance with the terms of such credit facilities and none of the banks affiliated with the underwriters were involved in the decision to offer the notes or in the determination of the terms of the distribution of the notes. See "Use of Proceeds" in this prospectus supplement.

        Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by members or affiliates of members of the National Association of Securities Dealers, Inc., this offering is being conducted in compliance with the NASD Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by S&P's rating service.

        A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        Certain legal matters in connection with the offering will be passed upon for us by Borden Ladner Gervais LLP, Calgary, Alberta, Canada (concerning matters of Canadian law), and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York (concerning matters of U.S. law). Certain legal matters in connection with the offering will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario, Canada and New York, New York (concerning matters of U.S. law).

        The partners and associates of Borden Ladner Gervais LLP as a group beneficially own, directly or indirectly, less than 1% of our securities of any class.

EXPERTS

        The consolidated balance sheets of Husky as at December 31, 2006, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2006 incorporated by reference in the prospectus and this prospectus supplement have been audited by KPMG LLP, independent chartered accountants, as indicated in their report dated February 5, 2007 and are incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

        Certain information relating to Husky's reserves included in the Annual Information Form dated March 13, 2007 incorporated by reference in the prospectus and this prospectus supplement has been calculated by Husky and audited and opined upon as of December 31, 2006 by McDaniel & Associates Consultants Ltd. ("McDaniel"), independent petroleum engineering consultants retained by Husky, and has been so included in reliance on the opinion and analysis of McDaniel, given upon the authority of said firm as experts in reserve engineering. The partners of McDaniel as a group beneficially own, directly or indirectly, less than 1% of the Husky's securities of any class.

CONSENT OF KPMG LLP

The Board of Directors of Husky Energy Inc.

        We have read the prospectus supplement of Husky Energy Inc. (the "Company") dated September 6, 2007 to the base shelf prospectus dated September 21, 2006 relating to the sale and issue from time to time of up to US$1,000,000,000 of debt securities of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2006, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the shareholders and Board of Directors of the Company on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006. Our report is dated February 5, 2007.

(Signed) "KPMG LLP"
Chartered Accountants
September 6, 2007 Calgary, Canada

Base Shelf Prospectus

Husky Energy Inc.
US$1,000,000,000
Debt Securities

        We may offer for sale from time to time, debt securities up to an aggregate principal amount of US$1,000,000,000 (or the equivalent in other currencies) during the 25 month period that this prospectus, including any amendments hereto, remains effective. Debt securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement.

        We will provide the specific terms of these debt securities and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

        Investing in debt securities involves risks. See "Risk Factors" beginning on page 22.

        Neither the U.S. Securities and Exchange Commission nor any state securities regulator has approved or disapproved these debt securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

        Owning the debt securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, all of our officers and directors and some of the experts named in this prospectus are not residents of the United States, and most of our assets are located in Canada.

The date of this prospectus is September 21, 2006.

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS AND INFORMATION
HUSKY ENERGY INC.
USE OF PROCEEDS
INTEREST COVERAGE
DESCRIPTION OF DEBT SECURITIES
RISK FACTORS
CERTAIN INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

ABOUT THIS PROSPECTUS

        In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$"are to Canadian dollars and references to "US$" are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles which are in effect from time to time, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP you should refer to the Notes to our annual audited consolidated financial statements incorporated by reference into this prospectus. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to "Husky", "we", "us" and "our" mean Husky Energy Inc. and its subsidiaries, partnership or trust interests and joint venture investments.

        This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we have filed with the U.S. Securities and Exchange Commission ("SEC"). Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$1,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement. Certain parts of the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

WHERE YOU CAN FIND MORE INFORMATION

        We file with the securities commissions or similar authorities in each of the provinces of Canada, commissions of authority similar to the SEC, material change, annual and quarterly reports and other information. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we furnish to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the Public Reference Room. Our filings since November 2002 are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

        Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym SEDAR. Reports and other information about us are also available for inspection at the offices of the TSX.

        Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the securities commission or similar authority in each of the provinces of Canada allow us to incorporate by reference certain information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the securities commission or similar authority in each of the provinces of Canada under applicable Canadian securities laws and with the SEC.

        The following documents, which have been filed with the securities commission or similar authority in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in and form an integral part of this prospectus:

  •
  our audited consolidated financial statements for the year ended December 31, 2005, including the notes thereto and the auditors' report thereon included in our Annual Report to Shareholders;

  •
  our Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005;

  •
  our Annual Information Form dated March 14, 2006;

  •
  our Management Information Circular dated March 14, 2006 relating to the annual and special meeting of our shareholders held on April 19, 2006, excluding those portions thereof which appear under the headings "Report on Executive Compensation", "Performance Graph" and "Schedule A — Statement of Corporate Governance Practices" (which portions shall be deemed not to be incorporated by reference in this prospectus);

  •
  our unaudited interim financial statements for the six month period ended June 30, 2006; and

  •
  our Management's Discussion and Analysis of Financial Condition and Results of Operations for the six month period ended June 30, 2006.

        Any documents of the type referred to above (including all material change reports but excluding confidential material change reports), subsequently filed by us with the securities commission or similar authority in each of the provinces of Canada after the date of this prospectus and prior to the termination of the offering of debt securities shall be deemed to be incorporated by reference into this prospectus. These documents are available through SEDAR. In addition, to the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-9 of which this prospectus forms a part. In addition, if and to the extent indicated therein, we may incorporate by reference in this prospectus documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

        A prospectus supplement or prospectus supplements containing the variable terms for an issue of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement and only for the purposes of the debt securities issued under that prospectus supplement.

        Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        Upon a new Annual Information Form and related annual financial statements and related Management's Discussion and Analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous Annual Information Form, the previous annual financial statements and Management's Discussion and Analysis and all interim financial statements, material change reports and management information circulars filed prior to the commencement of our financial year in which such new Annual Information Form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

        The SEC permits United States oil and natural gas companies, in their filings with the SEC, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others, and to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information included in the documents incorporated by reference to describe our reserves, such as "probable" reserve information, is prohibited in filings with the SEC by U.S. oil and natural gas companies. For a discussion of this and additional differences between Canadian and U.S. standards of reporting reserves, see "Risk Factors — We report production and reserve quantities in accordance with Canadian practices which are different from U.S. practices." in this prospectus.

        You may obtain a copy of the documents incorporated by reference in this prospectus and other information mentioned above by writing or calling us at the following address and telephone number:

  Husky Energy Inc.
  707 - 8th Avenue S.W.
  Calgary, Alberta T2P 1H5
  (403) 298-6068
  Attention: Vice President & Chief Financial Officer

        You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

FORWARD-LOOKING STATEMENTS AND INFORMATION

        This document contains certain forward-looking statements or information (collectively, "forward-looking statements") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies and which are based on our current expectations, estimates, projections and assumptions and were made by us in light of our experience and our perception of historical trends. All statements that address expectations or projections about the future, including statements about our strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "estimated", "plans", "intends", "believes", "projects", "indicates", "could", "vision", "goal", "objective" and similar expressions. In addition, statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves exist in the quantities predicted or estimated and can be profitably produced in the future.

        Our business is subject to risks and uncertainties, some of which are similar to other oil and natural gas companies and some of which are unique to us. Our actual results may differ materially from those expressed or implied by our forward-looking statements as a result of known and unknown risks, uncertainties and other factors. You are cautioned not to place undue reliance on our forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence our actual results include, but are not limited to:

  •
  the prices we receive for our crude and natural gas production;

  •
  demand for our products and our cost of operations;

  •
  our ability to replace our proved oil and gas reserves in a cost effective manner;

  •
  competitive actions of other companies, including increased competition from other oil and gas companies;

  •
  business interruptions because of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us and that may or may not be financially recoverable;

  •
  foreign exchange risk;

  •
  actions by governmental authorities, including changes in environmental and other regulations that may impose operating costs or restrictions in areas where we operate; and

  •
  the accuracy of our reserve estimates and estimated production levels.

        We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" included and incorporated by reference in this prospectus. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

HUSKY ENERGY INC.

        We are a Canadian based integrated energy and energy related company headquartered in Calgary, Alberta. Our registered and principal office is located at 707 - 8th Avenue S.W., Calgary, Alberta, T2P 1H5. Our common shares are listed for trading on the Toronto Stock Exchange under the trading symbol "HSE".

        Our operations include the exploration for and development of crude oil and natural gas properties, as well as the production, purchase, transportation, storage and marketing of crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, and the upgrading and refining of crude oil and marketing of refined petroleum products, including gasoline, diesel, alternative fuels and asphalt products.

USE OF PROCEEDS

        Unless otherwise indicated in an applicable prospectus supplement, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes. We may also use the net proceeds for the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable debt securities.

INTEREST COVERAGE

        The following consolidated financial ratios are calculated for the twelve month periods ended December 31, 2005 and June 30, 2006 based on audited, in the case of December 31, 2005, and unaudited, in the case of June 30, 2006, financial information. The financial ratios do not give effect to the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued under this prospectus and their terms are not presently known. The interest coverage ratios set forth below are not indicative of interest coverage ratios for any future periods.

	December 31, 2005	June 30, 2006
Interest coverage ratios on long-term debt only(1):
Earnings	19.7 times	24.4 times
Cash flow	27.8 times	36.8 times

Note:

(1)
Interest coverage on total debt on an earnings basis is 19.2 times for December 31, 2005 and 23.6 times for June 30, 2006 and is equal to earnings before interest expense on total debt and income taxes divided by interest expense on total debt and capitalized interest. Interest coverage on total debt on a cash flow basis is 27.0 times for December 31, 2005 and 35.6 times for June 30, 2006 and is equal to cash flow from operations before interest expense on total debt and current income taxes divided by interest expense on total debt and capitalized interest.

        Interest coverage on long-term debt on an earnings basis is equal to earnings before interest expense on long-term debt and income taxes divided by interest expense on long-term debt and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operations before interest expense on long-term debt and current income taxes divided by interest expense on long-term debt and capitalized interest. For purposes of calculating the interest coverage ratios set forth above, long-term debt includes the current portion of long-term debt.

DESCRIPTION OF DEBT SECURITIES

        In this section only, "we", "us", "our" or "Husky" refers only to Husky Energy Inc. and not any of its subsidiaries. The following description describes certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

        The debt securities will be issued under an indenture to be entered into between us and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee") (hereinafter referred to as the "Indenture"). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following is a summary of the Indenture which sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, including the definition of capitalized terms used but not defined under this section, prospective investors should refer to the Indenture. Whenever we refer to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture.

        We may issue debt securities and incur additional indebtedness other than through the offering of debt securities under this prospectus.

General

        The Indenture does not limit the aggregate principal amount of debt securities which we may issue under the Indenture and does not limit the amount of other indebtedness we may incur. The Indenture provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and U.S. federal income tax considerations applicable to any of the debt securities denominated in a currency other than U.S. dollars will be described in the prospectus supplement relating to any offering of debt securities denominated in a currency other than U.S. dollars. Unless otherwise indicated in a prospectus supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an aggregate principal amount of up to US$1,000,000,000 or the equivalent in another currency. The Indenture also permits us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

        The applicable prospectus supplement will describe the specific terms of the debt securities of any series being offered and may include, but is not limited to, any of the following:

  •
  the title and the aggregate principal amount of the debt securities;

  •
  the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the debt securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

  •
  the rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

  •
  the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the debt securities;

  •
  the place or places where the principal of (and premium, if any) and interest, if any, on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

  •
  the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the debt securities may be redeemed or purchased, in whole or in part, by us;

  •
  the terms and conditions upon which you may redeem the debt securities prior to maturity and the price or prices at which and the currency or currency unit in which the debt securities are payable;

  •
  any mandatory or optional redemption or sinking fund or analogous provisions;

  •
  if other than denominations of US$1,000 and any integral multiple thereof, the denomination or denominations in which any registered debt securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any bearer debt securities of the series shall be issuable;

  •
  if other than U.S. dollars, the currency or currency unit in which the debt securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such debt securities will be payable;

  •
  any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities;

  •
  whether the series of the debt securities are to be registered debt securities, bearer debt securities (with or without coupons) or both;

  •
  if our debt securities may be issued bearing no interest or at a discount below their stated principal amount, and special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes;

  •
  whether the debt securities will be issuable in the form of one or more global debt securities and, if so, the identity of the depository for the global debt securities;

  •
  whether and under what circumstances we will be required to pay any Additional Amounts (defined below under "Additional Amounts") for withholding or deduction for Canadian taxes with respect to the debt securities, and whether we will have the option to redeem the debt securities rather than pay the Additional Amounts;

  •
  the terms, if any, on which the debt securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

  •
  if payment of the debt securities will be guaranteed by any other person;

  •
  the extent and manner, if any, in which payment on or in respect of the debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

  •
  the percentage or percentages of principal amount at which the debt securities will be issued;

  •
  any applicable Canadian and U.S. federal income tax consequences; and

  •
  any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the debt securities including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

        Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of the debt securities the right to tender such debt securities to us for repurchase in the event we should have a change in control.

Ranking

        Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be unsecured obligations and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding and equally with other debt securities issued under the Indenture.

Debt Securities in Global Form

        Unless otherwise indicated in an applicable prospectus supplement, series of the debt securities will be issued in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

        The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

        So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

        The laws of some states in the United States may require that certain purchasers of debt securities take physical delivery of such debt securities in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a global security.

        Any payments of principal (and premium, if any) and interest, if any, on global debt securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for the debt securities represented by the global debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with debt securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of debt securities in definitive form in exchange for a global security representing such series of debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of debt securities represented by a global security and, in such event, will issue a series of debt securities in definitive form in exchange for all of the global debt securities representing the series of debt securities.

Debt Securities in Definitive Form

        If indicated in a prospectus supplement, the debt securities may be issued in definitive form without coupons or in bearer form with or without coupons, or in both forms. Debt securities in definitive form may be presented for exchange and for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have initially appointed the Trustee as security registrar. Debt securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

        Unless otherwise indicated in a prospectus supplement, payment of principal of (and premium, if any) and interest on the debt securities in definitive form will be made at the office or agency of the Trustee, at One Liberty Plaza, 23rd Floor, New York, New York 10006 or at our option we can pay principal and any premium and interest on such debt securities by (1) check mailed or delivered to the address of the person entitled to receive payments appearing in the security register of the Trustee or (2) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of US$1.0 million or more in aggregate principal amount of the debt securities of a particular series.

Covenants

Limitation on Liens

        So long as any debt securities remain outstanding, and subject to all the provisions of the Indenture, Husky will not, and will not permit any Restricted Subsidiary to, create assume or otherwise have outstanding any Security Interest on or over any of its or their respective Property, present or future, securing any Indebtedness, unless at the time thereof or prior thereto the debt securities then outstanding under the Indenture are equally and ratably secured with such Indebtedness; provided, however, that such covenant shall not apply to or operate to prevent the following permitted encumbrances:

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  any Security Interest existing as of the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

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  any Security Interest existing on the property of any person when such person becomes a Restricted Subsidiary, or arising thereafter pursuant to contractual commitments (including under indentures, trust deeds and similar instruments) entered into prior to and not in contemplation of such person becoming a Restricted Subsidiary, or is merged into or amalgamated or consolidated with Husky or a Restricted Subsidiary or such property is otherwise acquired by Husky or a Restricted Subsidiary, provided such Security Interest does not attach to property owned by Husky or a Restricted Subsidiary prior to such merger, amalgamation or consolidation;

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  any Security Interest arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, unitization and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other similar agreements which are customary in the oil and natural gas business, provided in all instances that such Security Interest is limited to the assets that are the subject of the relevant agreement;

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  any Security Interest already existing on property acquired (including by way of lease) by Husky or any Restricted Subsidiaries at the time of such acquisition, provided that such Security Interest was not incurred in anticipation of such acquisition;

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  any Security Interest in favour of Husky or any Restricted Subsidiary;

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  any Security Interest on property securing: (i) all or any portion of the cost of acquisition, exploration, drilling, development, extraction, operation, construction, alteration, repair or improvement of all or any part of such property, (ii) all or any portion of the cost of acquiring, developing, constructing, altering, improving, operating or repairing any property or assets, real or personal, or improvements used or to be used in connection with such properties, whether or not located (or located from time to time) at or on such properties and (iii) Indebtedness incurred by Husky or any Subsidiary to provide funds for the activities set forth in clauses (i) and (ii) above or to refinance Indebtedness incurred for such purposes. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to (i) or

    (ii) above shall include costs incurred for all facilities relating to such properties, or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such properties;

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  any Security Interest in connection with Indebtedness which by its terms is Non-Recourse Debt to Husky or a Subsidiary of Husky;

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  any Security Interest given on Current Assets in the ordinary course of business to any bank or banks or other lending institution or institutions to secure any Indebtedness repayable on demand or maturing, including any right of extension or renewal, within 12 months after the date such obligation is incurred;

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  any Security Interest on any oil and/or gas property or products derived from such property to secure obligations, or guarantees of obligations, incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property;

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  any Security Interest granted in the ordinary course of business in connection with Financial Instrument Obligations;

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  any Security Interest on Indebtedness issued by Husky or any of its Subsidiaries and owed to Husky or any of its Subsidiaries in favour of a trustee or other collateral agent, for the benefit of holders of publicly issued Indebtedness of Husky that is issued in connection with, at the same time and in the same principal amount as such Indebtedness;

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  any Security Interest upon specific items of inventory or other goods and proceeds of Husky or its Restricted Subsidiaries securing Husky's or such Restricted Subsidiary's obligations in respect of bankers' acceptances issued or created for the account of Husky or such Restricted Subsidiary to facilitate the purchase, shipment or storage of such inventory or other goods;

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  any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen's compensation assessments, unemployment insurance or other social security obligations, provided, however, that if any such liens, duties or assessments are then overdue, Husky or the Restricted Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall be entitled to or shall have secured a stay in the enforcement of any such obligations, (ii) any lien for specified taxes and assessments which is overdue but the validity of which is being contested at the time by Husky or the Restricted Subsidiary, as the case may be, in good faith, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting the property of Husky or that of a Restricted Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license or permit and any defects in title to structures or other facilities arising from the fact that such structures or facilities are constructed or installed on lands held by Husky or the Restricted Subsidiary under government permits, leases, licenses or other grants, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations and liens or claims incidental to current construction or operations including but not limited to, builders' mechanics', laborers', materialmen' s, warehousemen' s carrier's and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit to periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by Husky or a Restricted Subsidiary in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, light and power or telephone conduits, poles, wires and cables) and minor defects, or irregularities of title that, in the opinion of Husky, will not in the aggregate materially and adversely impair the use or value of the land concerned or the purpose for which it is held by Husky or the Restricted Subsidiary, as the case may be; (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Husky or the Restricted Subsidiary, as the case may be, (x) any liens and privileges arising out of judgments or awards rendered as claims filed with respect to which Husky or the Restricted Subsidiary, as the case may be, is contesting in good faith, and (xi) reservations, limitations, provisos and conditions, if any, expressed in or affecting any grant of real or immovable property or any interest therein;

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  any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Security Interest referred to in the foregoing clauses; provided, however that (i) such new Security Interest shall be limited to all or part of the property which is secured by the Security Interest plus improvements on such property and (ii) the Indebtedness secured by the new Security Interest is not increased from the amount of the Indebtedness then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings; and

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  any Security Interest that would not be permitted by the foregoing clauses (including any successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings thereof), provided that the aggregate Indebtedness outstanding and secured under this clause does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10% of Consolidated Net Tangible Assets.

        Notwithstanding the foregoing, transactions such as: (i) the sale (including any forward sale) or other transfer of oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature; or (ii) the transfer of any other interest in property of the character commonly referred to as "production payment", will not constitute a Security Interest and will not result in Husky or a Restricted Subsidiary being required to secure the debt securities.

Consolidation, Amalgamation, Merger and Sale of Assets

        The Indenture includes a covenant to the effect that Husky may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all its properties and assets to any person, unless:

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  the entity formed by or continuing from such consolidation or amalgamation or into which Husky is merged or with which Husky enters into such arrangement or the person which acquires or leases all or substantially all of Husky's properties and assets is a corporation, partnership or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, arrangement or other transaction would not impair the rights of holders of the debt securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes Husky's obligations under the debt securities and the Indenture to pay Additional Amounts, substituting the name of such successor jurisdiction for Canada in each place that Canada appears in "Additional Amounts", below;

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  the successor entity expressly assumes or assumes by operation of law all of Husky's obligations under the debt securities and under the Indenture; and

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  immediately before and after giving effect to such transaction, no default or event of default shall have happened and be continuing.

        If, as a result of any such transaction, any of Husky's property or any property of any Restricted Subsidiary becomes subject to a Security Interest, then, unless such Security Interest could be created pursuant to the Indenture provisions described under the "Limitation on Liens" covenant above without equally and ratably securing the debt securities, Husky, simultaneously with or prior to such transaction, will cause the debt securities to be secured equally and ratably with or prior to the Indebtedness secured by such Security Interest.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

        "Capital Lease Obligation" means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with GAAP.

        "Consolidated Net Tangible Assets" means the total amount of assets of Husky on a consolidated basis after deducting therefrom:

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  all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

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  all goodwill, trade names, trademarks, patents, unamortized debt discount, and expense and other similar intangibles; and

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  appropriate adjustments on account of minority interests of other persons holding stock of Husky's Subsidiaries;

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Husky and its consolidated Subsidiaries and computed in accordance with GAAP.

        "Current Assets" means current assets as determined in accordance with GAAP.

        "Facilities" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquifying facilities, flares, stacks and burning towers; flotation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers, generating plants and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

        "Financial Instrument Obligations" means obligations arising under:

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  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

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  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

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  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

        "GAAP" means generally accepted accounting principles in Canada in which Husky reports its financial statements and which are in effect from time to time, unless Husky's most recent audited or quarterly unaudited financial statements are not prepared in accordance with Canadian generally accepted accounting principles, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

        "Indebtedness" means, as at the date of determination, all items of indebtedness in respect of any amounts borrowed which, in accordance with GAAP, would be recorded as debt in the consolidated financial statements of any person, including:

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  any obligation for borrowed money;

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  any obligation evidenced by bonds, debentures, notes, or other similar instruments;

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  any Capital Lease Obligation;

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  any payment obligation under Financial Instrument Obligations; and

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  any guarantee of Indebtedness of another person (without duplication).

        "Issue Date" means the date that any series of debt securities is first issued.

        "Non-Recourse Debt" means Indebtedness to finance the creation, development, construction or acquisition of assets and any increases in or extension, renewals or refundings of such Indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such Indebtedness is limited in all circumstances to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the assets created, developed, constructed or acquired and to which such lender has recourse.

        "Property" means all property owned by Husky or a Restricted Subsidiary, except such property which is determined by a resolution of our board of directors delivered to the Trustee, not to be property of material importance to the total business conducted by us and our Restricted Subsidiaries.

        "Restricted Subsidiary" means a Subsidiary of Husky, provided, however, such term shall not include any Subsidiary of Husky if the amount of Husky's share of the consolidated net tangible assets of such Subsidiary does not, at the time of determination, exceed 2% of Consolidated Net Tangible Assets.

        "Security Interest" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest in respect of a lease which is not a Capital Lease Obligation or any encumbrance that may be deemed to arise solely as a result of entering into an agreement not in violation of the terms of the Indenture to sell or otherwise transfer assets or property.

        "Shareholders' Equity" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of Husky as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Husky and computed in accordance with GAAP.

        "Subsidiary" of any person means, at the date of determination, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

        "Voting Shares" means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Additional Amounts

        Unless otherwise specified in a prospectus supplement, all payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

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  with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

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  which is subject to such Canadian Taxes by reason of the holder of the debt securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder;

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  which is subject to such Canadian Taxes by reason of the holder of the debt securities' failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

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  which is subject to all or any portion of such Canadian Taxes by reason of the legal nature of the beneficial owner of the debt securities disentitling such beneficial owner to the benefit of an applicable treaty if and to the extent that the application of such treaty would have resulted in the reduction or elimination of any Canadian Taxes as to which Additional Amounts would have otherwise been payable to a debt securities holder on behalf of such beneficial owner;

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  which failed to duly and timely comply with a timely request by us to provide information, documents, certification or other evidence concerning such beneficial owner's nationality, residence, entitlement to treaty benefits, identity or connection with Canada or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Canadian Taxes as to which Additional Amounts would have otherwise been payable to a debt securities holder on behalf of such beneficial owner but for this clause; or

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  which is a fiduciary or partnership, if and to the extent that, any beneficiary or settlor of such fiduciary or any partner in such partnership (as the case may be) would not have been entitled to receive Additional Amounts with respect to such payment if such beneficiary, settlor or partner had been the holder of the debt securities.

        We will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

        In the event we fail to remit any Canadian Taxes in respect of which Additional Amounts are payable, we will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

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  any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

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  any liability (including expenses) arising therefrom or with respect thereto; and

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  any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder's net income.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

        Unless otherwise specified in a prospectus supplement, a series of debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor's jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under "Description of Debt Securities — Additional Amounts", or (ii) on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor's jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of Canadian legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

        In the event that we elect to redeem a series of the debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the debt securities pursuant to their terms.

        Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

        We will file with the Trustee, within 15 days after we file them with the SEC copies of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

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  within the time periods required for the filing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

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  within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange.

        Each of such reports, to the extent permitted by the rules and regulations of the SEC will be prepared in accordance with Canadian disclosure requirements and GAAP provided, however, that we shall not be obligated to file such reports with the SEC if the SEC does not permit such filings.

Events of Default

        The following are summaries of events with respect to any series of our debt securities which will constitute an event of default with respect to the debt securities of that series:

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  default in the payment of the principal of (or premium, if any, on) any debt security of that series when it becomes due and payable;

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  default in the payment of any interest on any debt security of that series, when it becomes due and payable, and continuance of such default for a period of 30 days;

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  default in the performance, or breach, of any covenant or warranty in the Indenture in respect of the debt securities of that series, and continuance of such default or breach for a period of 60 days after written notice has been given to us by the Trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

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  if an event of default (as defined in any indenture or instrument under which we or any Subsidiary have at the time of the Indenture or shall thereafter have outstanding any Indebtedness) shall happen and be continuing, or we or any Subsidiary shall have failed to pay principal amounts with respect to such Indebtedness at maturity (whether or not constituting an event of default) and such event of default or failure to pay shall result in such Indebtedness being declared due and payable and become accelerated, in either event so that an amount in excess of the greater of US$75,000,000 and 2.5% of our Shareholders' Equity shall be or become due and payable and become accelerated upon such declaration or prior to the date on which the same would otherwise have become due and payable and become accelerated (the "Accelerated Indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Accelerated Indebtedness, then (i) if the Accelerated Indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such Indebtedness has been accelerated, or (ii) if the Accelerated Indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the conditions set out in any such indenture or instrument, then (A) if such Accelerated Indebtedness is, by its terms, Non-Recourse Debt to us or a Subsidiary, it shall not be considered an event of default for purposes of the Indenture; or (B) if such Accelerated Indebtedness is recourse to us or a Subsidiary, any requirement for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

  •
  the taking or entering against us or any of our Subsidiaries of a judgment or decree for the payment of money in excess of the greater of US$75,000,000 and 2.5% of the Shareholders' Equity in the aggregate, if we or such Subsidiary, as applicable, fail to file an appeal therefrom within the applicable appeal period or, if we or such Subsidiary, as applicable, file an appeal therefrom within such period, such judgment or decree is not, and does not remain either vacated, discharged or stayed within a period of 60 days from the date of such appeal or the end of the applicable appeal period;

  •
  certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process have occurred with respect to us; or

  •
  any other events of default provided with respect to debt securities of that series.

        If an event of default occurs and is continuing with respect to debt securities of any series, unless the principal of all of the debt securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in principal amount of the outstanding debt securities of that series, declare the principal of (and premium, if any, on) all the outstanding debt securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be immediately due and payable.

        Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement.

        Reference is made to the prospectus supplement relating to each series of the debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount debt securities upon the occurrence of any event of default and the continuation thereof.

        Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

  •
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

        The Indenture requires that we will annually furnish to the Trustee a statement by any one of our Chief Executive Officer, Chief Financial Officer or other senior accounting or financial officers as to whether or not Husky, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.

Defeasance

        Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be deemed to be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government debt securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest on the outstanding debt securities of such series (hereinafter referred to as a "Defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States stating that (i) Husky has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit.

        We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

        The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the "Limitation on Liens" covenants, certain "Consolidation, Amalgamation, Merger and Sale of Assets" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and its outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or government debt securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities (hereinafter referred to as "Covenant Defeasance"). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

  •
  change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

  •
  reduce the principal amount of, or the premium, if any, or interest rate, if any, on any debt security;

  •
  change the place of payment;

  •
  change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  •
  reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture provisions or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

  •
  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

        The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series.

        The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such debt securities.

Resignation of Trustee

        The Trustee may resign or be removed with respect to one or more series of the debt securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

Consent to Jurisdiction and Service

        Under the Indenture, we irrevocably appoint CT Corporation System, 111 - 8th Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the Borough of Manhattan in The City of New York, and we irrevocably submit to the non-exclusive jurisdiction of such courts.

Governing Law

        Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgements

        We are incorporated and governed by the laws of Alberta, Canada. Substantially all of our assets are located outside the United States and all of our directors and officers are not residents of the United States. Any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

        We have been informed by Borden Ladner Gervais LLP, our Canadian counsel, that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in personam of any federal or state court located in the State of New York (a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforcement of the Indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or the Competition Tribunal under the Competition Act (Canada); (iii) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta; (iv) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta; (v) interest payable on the debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (vi) the action to enforce such judgment is commenced within the appropriate limitation period, except that any court in the Province of Alberta may only give judgment in Canadian dollars.

        In the opinion of such counsel, there are no reasons under present laws of the Province of Alberta for avoiding recognition of such judgments of New York Courts under the Indenture or on the debt securities based upon public policy. However, we have been advised by such counsel that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

RISK FACTORS

        You should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities. If any event arising from these risks occurs, our financial condition and results of operations could be materially adversely affected.

The volatility of crude oil and natural gas prices could have a material adverse effect on our financial condition and results of operations.

        Husky's results of operations and financial condition are dependent on the prices received for its crude oil and natural gas production. Lower prices for crude oil and natural gas could adversely affect the value and quantity of our oil and gas reserves. Husky has significant quantities of heavier grades of crude oil reserves that trade at a discount to light crude oil. Heavier grades of crude oil are typically more expensive to produce, process, transport and refine into high value refined products. Refining capacity for heavy crude oil is limited. As a result, wider price differentials could have adverse effects on financial performance and condition and could reduce the value and quantities of our heavier crude oil reserves and could delay or cancel projects that involve the development of heavier crude oil resources.

        Prices for crude oil are based on world supply and demand. Supply and demand can be affected by a number of factors including, but not limited to, actions taken by the Organization of Petroleum Exporting Countries ("OPEC"), non-OPEC crude oil supply, social conditions in oil producing countries, the occurrence of natural disasters, general and specific economic conditions, prevailing weather patterns and the availability of alternate sources of energy.

        Husky's natural gas production is located entirely in Western Canada and is, therefore, subject to North American market forces. North American natural gas supply and demand is affected by a number of factors including, but not limited to, the amount of natural gas available to specific market areas either from the well head or from storage facilities, prevailing weather patterns, the price of crude oil, the U.S. and Canadian economies, the occurrence of natural disasters and pipeline restrictions.

The demand for our other products and services and the cost of required inputs could have a material adverse effect on our financial condition and results of operations.

        Husky's results of operations and financial condition are dependent on the price of refinery feedstock, the price of energy, the demand for refined petroleum products and electrical power and the ability of Husky to recover the increased cost of these inputs from the customer. Husky is also dependent on the demand for Husky's pipeline and processing capacity.

If we fail to acquire or find additional crude oil and natural gas, our cash flow will decline.

        Husky's future cash flow and cost of capital are dependent on its ability to replace its proved oil and gas reserves in a cost effective manner. Without economic reserve additions through exploration and development or acquisition Husky's production and, therefore, cash flow will decline. Without adequate proved reserves Husky's ability to fund development and other capital expenditures with external sources of funds is diminished.

We face significant competition from other oil and gas companies.

        The energy industry is currently experiencing high levels of activity, which are being driven by high commodity prices. The industry is highly competitive with respect to both gaining access to the resources required to increase oil and gas reserves and production and gaining access to markets. Husky competes with others to acquire additional prospective lands, to retain drilling capacity and field operating and construction services, to attract and retain experienced skilled management and oil and gas professionals, to obtain sufficient pipeline and other transportation capacity and to gain access to and retain adequate markets for Husky's products and services. Husky's ability to successfully complete development projects could be adversely affected by our inability to acquire economic supplies and services. Increases in the cost of supplies and services or delays in acquiring supplies and services could result in uneconomic projects. Husky's competitors comprise all types of energy companies, some of which have greater resources.

Our operations are subject to the risk of business interruption.

        Our operations are subject to various risks with respect to normal operating conditions. These risks comprise, but are not limited to, explosions, blowouts, cratering, fires, severe storms and adverse weather, all forms of marine perils and release of toxic, combustible or explosive substances, all of which could cause loss of life, injury and destruction of public and Husky owned property.

        The occurrence of any of the above listed events or others not listed could result in adverse financial performance and condition that may not be fully recoverable from our insurers.

Our results of operations are subject to foreign exchange risk.

        Our results of operations are affected by the exchange rate between the Canadian and U.S. dollar. The majority of our revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. The majority of our expenditures are in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. In addition, a change in the value of the Canadian dollar against the U.S. dollar will result in an increase or decrease in Husky's U.S. dollar denominated debt, as expressed in Canadian dollars, as well as in the related interest expense.

Our business is subject to environmental legislation in all jurisdictions in which it operates and any changes in such legislation could have a material adverse effect on our financial condition or results of operations.

        All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of federal, provincial and municipal laws and regulations, as well as international conventions (collectively, "environmental legislation").

        Environmental legislation imposes, among other things, restrictions, liabilities, and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that wells, facilities and other properties associated with Husky's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and significant changes to certain existing projects, may require the submission and approval of environmental impact assessments. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for clean-up costs and damages. Husky cannot be certain that the costs of complying with environmental legislation in the future will not have a material adverse effect on Husky's financial condition and results of operations.

        Husky anticipates that changes in environmental legislation may require, among other things, reductions in emissions from our operations and result in increased capital expenditures. Further changes in environmental legislation could occur, which may result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on Husky's financial condition and results of operations.

        In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol, which requires the reduction of greenhouse gas emissions. On December 16, 2002, Canada ratified the Kyoto Protocol. This initiative may require Husky to significantly reduce emissions of greenhouse gases such as carbon dioxide at its operations, which may increase capital expenditures. Details regarding the implementation of the Kyoto Protocol remain unclear.

Our crude oil and natural gas reserve data and future net revenue estimates are uncertain.

        There are numerous uncertainties inherent in estimating quantities of oil and natural gas reserves, including many factors beyond Husky's control, The reserves information incorporated by reference in this prospectus are Husky's estimates. In general, estimates of economically recoverable oil and natural gas reserves and the estimated future net cash flow therefrom are based on a number of variables in effect as of the date on which the reserves estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the actual effects of regulation by governmental agencies and the actual future commodity prices and operating costs, all of which may vary considerably from those in effect at the date the reserves were determined. The estimated quantities of reserves expected to be recovered are uncertain and the classification of reserves as proved is only an attempt to define the degree of certainty involved. For these reasons, estimates of economically recoverable oil and natural gas attributable to a particular group of properties, the classification of such reserves as proved and the resultant future net cash flow therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Husky's actual production, revenues, taxes and development, abandonment, and operating expenditures with respect to our estimated oil and natural gas reserves may vary from such estimates, and such variances could be material.

        Estimates with respect to reserves that may be developed and produced in the future (proved developed reserves) are often based on volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history may result in variations in the estimated reserves, which may be material.

We report production and reserve quantities in accordance with Canadian reporting practices which are different from U.S. practices.

        We report production and reserve quantities in accordance with Canadian reporting practices. These practices are different from the practices used to report production and estimate reserves in reports and other materials filed with the SEC by U.S. oil and natural gas companies. The primary differences are summarized below:

  •
  we follow the Canadian practice of reporting gross production and reserve volumes, which are prior to the deduction of royalties and similar payments. In the United States, production and reserve volumes are reported after deducting these amounts; and

  •
  we include in our filings made with Canadian securities authorities, including certain of the documents incorporated in this prospectus, estimates of probable reserves. The SEC prohibits the inclusion of estimates of probable reserves in filings made with the SEC by U.S. oil and natural gas companies.

        As a consequence, our production volumes and reserve estimates may not be comparable to those made by U.S. oil and natural gas companies subject to SEC reporting and disclosure requirements.

CERTAIN INCOME TAX CONSEQUENCES

        The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any debt securities offered thereunder, including whether the payments of principal of, premium, if any, and interest on the debt securities will be subject to Canadian non-resident withholding tax.

        The applicable prospectus supplement will also describe certain material United States federal income tax consequences of the acquisition, ownership and disposition of any debt securities offered under this prospectus by an initial investor who is a United States Holder (as defined in such prospectus supplement).

PLAN OF DISTRIBUTION

        We may sell debt securities to or through underwriters or dealers and may also sell debt securities directly to purchasers or through agents.

        The applicable prospectus supplement will also set forth the terms of the offering relating to the particular debt securities, including to the extent applicable, the name or names of any underwriters or agents, the initial public offering price, our proceeds from the offering, the underwriting discounts or commissions, and any other discounts, commissions or concessions to be allowed or reallowed to dealers. Any initial public offering price and any underwriting discounts, commissions or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        The distribution of debt securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

        In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting commissions under the U.S. Securities Act of 1933 (the "Securities Act").

        If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        Each series of debt securities will be a new issue of debt securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. As a consequence purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities and the extent of issuer regulation. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

LEGAL MATTERS

        Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law will be passed upon for us by Borden Ladner Gervais LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

        The partners and associates of Borden Ladner Gervais LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as a group beneficially own, directly or indirectly, less than 1% of our securities of any class.

EXPERTS

        The audited consolidated financial statements incorporated in this prospectus have been so incorporated in reliance on the report of KPMG LLP, Chartered Accountants ("KPMG"), given on the authority of said firm as experts in auditing and accounting. KPMG is independent in accordance with the rules of professional conduct governing chartered accountants in Canada and the United States.

        Certain information relating to our reserves incorporated by reference in this prospectus has been calculated by us and audited and opined upon by McDaniel and Associates Consultants Ltd. ("McDaniel"), independent petroleum engineering consultants retained by us, and has been so included in reliance on the opinion and analysis of McDaniel, given upon the authority of said firm as experts in reserve engineering. The partners and employees of McDaniel as a group beneficially own, directly or indirectly, less than 1% of our securities of any class.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

  •
  the documents listed in the fourth paragraph under "Where You Can Find More Information" in this prospectus;

  •
  the consent of our accountants KPMG LLP;

  •
  the consent of our counsel Borden Ladner Gervais LLP;

  •
  the consent of independent petroleum consultant McDaniel and Associates Consultants Ltd.;

  •
  powers of attorney from directors and officers of Husky Energy Inc.;

  •
  the form of indenture relating to the debt securities; and

  •
  statement of eligibility of the trustee on Form T-1.

US$750,000,000

Husky Energy Inc.

6.200% Notes due 2017
6.800% Notes due 2037

PROSPECTUS SUPPLEMENT

September 6, 2007

Joint Book-Running Managers

Citi
HSBC
RBC Capital Markets

Co-Managers

CIBC World Markets
TD Securities
BMO Capital Markets
BNP Paribas
Lazard Capital Markets
Scotia Capital
Deutsche Bank Securities